Columbia Funds Series Trust I

One Financial Center

Boston, MA 02111

January 25, 2011

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Deborah O’Neal-Johnson, Esq.

Re:	Columbia Funds Series Trust I (the “Registrant”)
Post-Effective Amendment No. 114 to Registration Statement on Form N-1A
(File Nos. 811-04367 and 2-99356)

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), the Registrant and its distributor respectfully request that the effectiveness of the above-referenced registration statement on Form N-1A, which relates solely to the Registrant’s Columbia Asset Allocation Fund and Columbia Liberty Fund series, be accelerated to 9:00 a.m. on January 31, 2011, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COLUMBIA FUNDS SERIES TRUST I

By:	/s/ Joseph DiMaria
Name:	Joseph DiMaria
Title:	Treasurer

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Frank Kimball
Name:	Frank Kimball
Title:	Vice President